FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

December 10, 2004

By:

Troy Bullock

CFO

NEWS RELEASE

For Immediate Release

Norsat Announces Retirement of Gaetano Manti from Board of Directors

(Burnaby, British Columbia, Canada) December 10th, 2004, 7:00 PM, PST – Norsat International Inc. (TSX –NII.TO; OTC BB – NSATF.OB) today announced the retirement of Mr. Gaetano Manti from the board of directors.  Mr. Manti has indicated that he wishes to devote additional time and energy to both his European business interests and his family.

Mr. Manti, an Italian entrepreneur and president of a Milan-based conglomerate, joined the board in June 2002. He is credited with spearheading the launch of the company’s flagship product line, the Norsat OmniLinkTM, while he served as Chairman of the Board between June 2002 and September 2003. Mr. Manti also served as the Chair of the Human Resources and Compensation Committee in 2003.

“As an investor, I feel very confident about the capability of the management team and the Board of Directors to lead Norsat towards a bright future of growth and success,” said Mr. Manti.

“Gaetano has made an enormous contribution to the turnaround of Norsat. His counsel and astute advice, as well as his strong commitment and energy, will be greatly missed. It is a very different company from the one he joined in 2002,” said Mr. Ken Crump, Norsat’s Chairman of the Board.

The search for Mr. Manti’s replacement is currently underway.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

For More Information Contact

More Information Contact

Troy Bullock	Norsat International Inc.
Chief Financial Officer Phone: 604-292-9032 Fax: 604-292-9011 Email: tbullock@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com